EXHIBIT 99.1

TORONTO, January 23, 2015

FAIRFAX INDIA PRICES US$500 MILLION INITIAL PUBLIC OFFERING OF SUBORDINATE VOTING SHARES

Not for distribution to U.S. News Wire Services or dissemination in the United States.

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax Financial”) and Fairfax India Holdings Corporation (“Fairfax India” or the “Company”) announced today that the Company has filed a final prospectus with the securities regulatory authorities of all provinces and territories in Canada and obtained a receipt therefor in respect of its initial public offering (the “Offering”) of 50,000,000 subordinate voting shares (“Subordinate Voting Shares”) at a price of US$10.00 per Subordinate Voting Shares for gross proceeds of $500 million. An electronic copy of the final prospectus is available under the Company’s profile at www.sedar.com.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Subordinate Voting Shares under the symbol “FIH”. Listing on the TSX, which is expected to occur upon closing of the Offering (the “Closing”), is subject to the Company fulfilling all of the requirements of the TSX. The Closing is expected to occur on or about January 30, 2015 and is subject to regulatory approval.

“We are humbled to have received US$1 billion of commitments and to close the books on the Fairfax India offering. I want to personally thank each and every one of the many people who worked tirelessly to get Fairfax India launched and also to thank all of the shareholders who have supported this new venture.” said Prem Watsa , Chairman of Fairfax India and Chairman and CEO of Fairfax Financial. “We aim to build value for Fairfax India shareholders over the long-term.”

Fairfax India is an investment holding company whose investment objective is to achieve long-term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India (“Indian Investments”). Generally, subject to compliance with applicable law, Indian Investments will be made with a view to acquiring control or significant influence positions.

Fairfax Financial has taken the initiative in creating the Company. Fairfax Financial is a financial services holding company which, through its subsidiaries, has for nearly thirty years engaged in property and casualty insurance and reinsurance and investment management. In addition to the public offering of Subordinate Voting Shares, and as a condition to the closing of the Offering, the Company will issue to Fairfax Financial, either directly or to one or more of Fairfax Financial’s subsidiaries, 30,000,000 multiple voting shares of the Company, on a private placement basis, for an aggregate purchase price of US$300 million. Cornerstone investors have committed, on a private placement basis, approximately a further US$200 million. Accordingly, the aggregate gross proceeds of the Offering and the private placements to Fairfax Financial and the cornerstone investors is expected to be approximately US$1 billion.

The Offering is being underwritten by a syndicate of underwriters led by RBC Capital Markets, and includes BMO Capital Markets, CIBC, Scotiabank, National Bank Financial Inc., TD Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Raymond James Ltd., Cormark Securities Inc., Dundee Securities Ltd., GMP Securities L.P. and Manulife Securities Incorporated (collectively, the “Underwriters”). The Underwriters have been granted an over-allotment option, exercisable in whole or in part at any time for a period of 30 days after the Closing, to purchase up to an additional 15% of the aggregate number of Subordinate Voting Shares issued under the Offering, which, if exercised in full, would increase the total gross proceeds of the Offering to $575 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Fairfax Financial’s and the Company’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Fairfax Financial’s or the Company’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, failure to complete the Offering and related transactions, and the factors discussed under “Risk Factors” in the prospectus of the Company dated January 22, 2015. Neither Fairfax Financial nor the Company undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For further information contact:

Paul Rivett President Fairfax Financial Holdings Limited Tel: (416) 367-4942	Chandran Ratnaswami Chief Executive Officer Fairfax India Holdings Corporation Tel: (416) 367-4941